SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of June 2018

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Telecom Argentina S.A.

Item

1.      Letter dated June 29, 2018 to the U.S. Securities & Exchange Commission (SEC)

FREE TRANSLATION

Buenos Aires, June 29, 2018

U.S. Securities and Exchange Commission

Dear Sirs,

RE.: Secretary of Commerce Resolution.

Authorization in the terms of the subsection a) of the Article 13 of the Law N° 25,156 of the merger operation by which TELECOM ARGENTINA S.A. absorbs CABLEVISIÓN S.A.

I am writing to you, as Responsible for Market Relations of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), in order to inform you that the economic concentration operation which consists in the merger by absorption of Cablevisión S.A. (“Cablevisión”), as absorbed company, by Telecom Argentina, as surviving company, has been authorized by the Commerce Secretary in the terms of the item a) of the Section 13 of the Law N° 25,156 by means of the Resolution N° 374 APN-SECC#MP dated June 29, 2018, which was notified today, by which it was resolved, among others:

“SECTION 1.- (relevant part) Approve the assignment of ONE HUNDRED FORTY-THREE THOUSAND FOUR HUNDRED SIXTY-FOUR (143.464) residential clients from the internet service that is provided through the Arnet brand to the firm UNIVERSO NET S.A. implemented through FIVE (5) definitive contracts already signed (…), and in virtue of it, authorize in the terms of the subsection a) of the Article 13 of the Law N° 25,156 the merger operation by which TELECOM ARGENTINA S.A. absorbs CABLEVISIÓN S.A.

SECTION 2. - Accept the commitment of conduct submitted on May 21, 2018 by CABLEVISIÓN S.A., CABLEVISION HOLDING S.A., TELECOM ARGENTINA S.A. and FINTECH TELECOM LLC. (and as a continuation company of FINTECH MEDIA LLC.), which as an annex of joint signature N° IF-2018-30740468-APN-CNDC#MP forms an integral part of the majority opinion N° IF2018-30780664-APN-CNDC#MP, whereby TELECOM ARGENTINA SA “undertakes to limit until January 1, 2019, or until the possibility of requesting the registration of television by satellite subscription is enabled for all operators of ICT services, whichever comes first of these two events, the integrated marketing of the service of Television by Subscription by means of a physical link with the Mobile Communications service in all those locations where the Television by Subscription service is provided to date by means of physical link”, understood as integrated commercialization “exclusively to the joint sale of the services indicated in the previous paragraph (Television by Subscription by physical link and Mobile Communications) with a single tariff or a single invoice”, offering additionally “ to extend the term of the limitation (...) until July 1, 2019, or until the possibility of requesting the satellite subscription television registration in enabled for all operators of ICT services, whichever comes first, in those locations where they provide the service of Subscription Television to date by means of a physical link excluding Area II, as defined in the provisions of Decree No. 1461/93 as amended, and the cities of Rosario, Province of Santa Fe and Córdoba, Province of Córdoba”, clarifying that the “extension of the term offered will automatically cease, when in the same location, another provider makes an integrated offer of the Subscription Television Service through physical link with the Mobile Communications service.”

SECTION 3. - Accept the commitment of conduct submitted on May 21, 2018 by CABLEVISIÓN S.A., CABLEVISION HOLDING S.A., TELECOM ARGENTINA S.A. and FINTECH TELECOM LLC. (and as a continuation company of FINTECH MEDIA LLC.), which as an annex of joint signature N° IF-2018-0740468-APN-CNDC#MP forms an integral part of the majority Opinion N° IF2018-30780664-APN-CNDC#MP, whereby TELECOM ARGENTINA S.A. “is committed to offering the possibility that any current or new ISP can provide the retail broadband service from the leverage of the use of its copper network under ADSL technology,” stating that “this wholesale offer is open to any ISP under the same commercial conditions with the purpose of allowing them to offer products with speeds up to 6MB in all the capillarity of the cooper network of TELECOM” and that “only the 28 locations in which TELECOM divested the customers of the fixed broadband service that renders under the ARNET brand are excluded from this offer”, clarifying that “this commitment allows any ISP to offer products with speeds up to 6MB in all the capillarity of the copper network of TELECOM” and that “the ISP will be able to offer its service with the same processes, systems and technological infrastructure that TELECOM uses for its final clients (such as Dslams and international departure)”, according to the document that they have denominated as “Reference Offer of Wholesale Contract” which was attached and acts as Annex of joint signature N° IF-2018-30740468-APN-CNDC#MP to the referred Opinion.”

Resolution N° 374 APN-SECC#MP dated June 29, 2018 is available on http://www.cnv.gov.ar.

Sincerely,

Telecom Argentina S.A.

/s/ Gabriel P. Blasi
Resposible for Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date: June 29, 2018	By:	/s/ Gabriel P. Blasi
		Name:	Gabriel P. Blasi
		Title:	Responsible for Market Relations